U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Feinberg, Larry N.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

c/o Oracle Strategic Partners, L.P.
200 Greenwich Avenue, 3rd Floor
--------------------------------------------------------------------------------
                                    (Street)

Greenwich, CT 06830
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Halsey Drug Co., Inc. ("HDGC")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

April, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
________________________________________________________________________________
================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================
*    If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                                                                              (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
5% Convertible      $2.02    04/01/02 J(2)      68,347       Immed.   3/15/03  Common    68,347  See Note 8,047,234 I        See
Senior Secured                                                                 Stock             (2) under                   Note
Debentures                                                                                       Explanation                 (1)
                                                                                                 of Re-                      under
                                                                                                 sponses Below.              Expla-
                                                                                                                             nation
                                                                                                                             of
                                                                                                                             re-
                                                                                                                             sponses
                                                                                                                             Below
------------------------------------------------------------------------------------------------------------------------------------
Stock Options       $2.08    04/29/02 J(3)      10,000       See               Common    10,000  See Note    10,000 I        See
                                                             Note 3            Stock             (3) under                   Note
                                                                                                 Explanation                 (1)
                                                                                                 of Re-                      under
                                                                                                 sponses Below.              Expla-
                                                                                                                             nation
                                                                                                                             of
                                                                                                                             re-
                                                                                                                             sponses
                                                                                                                             Below
------------------------------------------------------------------------------------------------------------------------------------
Stock Options       $1.14    05/08/02 J(4) V    10,000       Immed.            Common    10,000  See Note    10,000 I        See
                                                                               Stock             (4) under                   Note
                                                                                                 Explanation                 (1)
                                                                                                 of Re-                      under
                                                                                                 sponses Below.              Expla-
                                                                                                                             nation
                                                                                                                             of
                                                                                                                             re-
                                                                                                                             sponses
                                                                                                                             Below
====================================================================================================================================
Explanation of Responses:

(1)  The securities of Halsey Drug Co., Inc. ("Halsey") to which this note relates are held directly by Oracle Strategic Partners,
     L.P. ("Strategic Partners"). Strategic Partners holds, as of the date of this Form 4, 5% Convertible Senior Secured Debentures
     ("Debentures"), Common Stock Purchase Warrants ("Warrants") and Stock Options ("Options") of Halsey presently convertible into
     8,047,234 shares of Common Stock, 2,020,200 shares of Common Stock, and 30,000 shares of Common Stock of Halsey, respectively.
     Oracle Strategic Capital, L.L.C. ("Strategic Capital") serves as the general partner of Strategic Partners. The undersigned is the managing member of Strategic Capital. The undersigned does not directly own any Debentures, Warrants, Options or Common
     Stock of Halsey. In accordance with Instruction 4(b)(iv), the entire number of such Debentures, Warrants and Options held by
     Strategic Partners, related to the transactions reported on this Form 4, is reported herein. The undersigned disclaims any beneficial ownership of the securities to which this Form 4 relates for purposes of Section 16 of the Securities Exchange Act of 1934, except as to such securities representing the undersigned's pro rata interest in, and interest in the profits of,
     Strategic Partners.

(2)  The Debenture to which this note relates, in the principal amount of $138,060, was received as interest payment in pre-existing
     Debentures held by Strategic Partners. The Debenture to which this note relates is presently convertible into 68,347 shares of
     Common Stock of Halsey, reflecting a conversion price of $2.02 per share of Common Stock. Interest on all the Debentures held by Strategic Partners are paid quarterly on each January 1, April 1, July 1 and October 1.

(3)  The options for 10,000 shares of Common Stock of Halsey to which this note relates were granted under an option agreement, dated February 18, 2002, delivered to Strategic Partners on April 29, 2002. These options were received in connection with the services of an individual made available by Strategic Partners to serve on the board of directors of Halsey. These options vest quarterly as follows: (a) 2,500 shares on June 1, 2002, (b) 2,500 shares on September 1, 2002, (c) 2,500 shares on December 1,
     2002 and (d) 2,500 shares on March 1, 2003.

(4)  The options for 10,000 shares of Common Stock of Halsey to which this note relates were granted under an option agreement, dated February 15, 2001, delivered to Strategic Partners on May 8, 2002. These options were received in connection with the services of an individual made available by Strategic Partners to serve on the board of directors of Halsey. The options were fully vested pursuant to the schedule set forth in such option agreement by the time of receipt of such option agreement by
     Strategic Partners.


/s/ Larry N. Feinberg                                         May 10, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

        Larry N. Feinberg, as managing member of Oracle Strategic Capital, L.L.C., the general partner of Oracle Strategic Partners, L.P.

**   Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.
                                                                                                                              Page 2